EXHIBIT 99.1

ZJK Industrial Co., Ltd. Announces Financial Results for Fiscal Year 2024

Shenzhen, China, April 28, 2025 -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced its financial results for the fiscal year ended December 31, 2024.

Mr. Ning Ding, Chief Executive Officer of ZJK Industrial, commented: “We are pleased to report strong performance for fiscal year 2024. During this period, our revenue increased by 30.13%, driven by robust growth in sales volume for the year ended December 31, 2024. Amid the ongoing AI-related industry growth, sales volume increased across all product segments—ranging from over 7% to 50%—thanks to our flexible pricing strategy tailored to the rise in AI-related projects. To meet rising demand and fulfill a growing pipeline of purchase orders, we have been expanding our production capabilities by upgrading our facilities and adding new equipment. As a result of these initiatives, our gross profit rose by 23.09%, although our gross margin slightly declined to 35.88% from 37.93%.

In 2024, selling and marketing expenses increased significantly—by approximately 169.08%—as we pursued business expansion in global markets. At the same time, we increased our research and development (R&D) investment by 20.36% to recruit top talent and support our continued growth, reflecting our deep commitment to technological innovation and high quality.

These efforts are bearing fruit, as evidenced by our emerging new products and advanced technologies—for example, a series of high-quality innovative products launched at NVIDIA’s GPU Technology Conference in March 2025—as well as our recognition as one of the Top 100 Enterprises by the local government in April 2025, in acknowledgment of our outstanding performance and contributions to the region’s economic and technological development.

We will continue to execute our business strategy and operational initiatives to seize opportunities presented by the next wave of technological innovation. At the same time, we will strengthen our supply chain resilience to diversify and mitigate risks associated with global uncertainties.”

Fiscal Year 2024 Financial Summary

●	Revenues were US$37.81 million in fiscal year 2024, an increase of 30.13% from US$29.05 million in fiscal year 2023.

●	Gross profit was US$13.57 million in fiscal year 2024, an increase of 23.09% from US$11.02 million in fiscal year 2023.

●	Gross margin was 35.88% in fiscal year 2024, compared to 37.93% in fiscal year 2023.

●	Net income was US$3.66 million in fiscal year 2024, compared to US$7.69 million in fiscal year 2023.

●	Basic and diluted earnings per share were US$0.06 in fiscal year 2024, compared to US$0.13 in fiscal year 2023.

Fiscal Year 2024 Financial Results

Revenues

Total revenues were US$37.81 million in fiscal year 2024, an increase of 30.13% from US$29.05 million in fiscal year 2023. The increase was mainly due to the sales volume of products for fiscal year 2024 increased by 27.58% compared to that for fiscal year 2023, with a slightly increase in average unit sales price of products, particularly in AI-related projects added in 2024.

For screws products, the sales volume for fiscal year 2024 increase by 32.17% with a slightly decrease in average unit sales price, compared to that for fiscal year 2023, contributing an increase of US$3.77 million in revenue. The sales volume increased mainly due to a price reduction strategy to maintain customer order share in 2024. For turned parts, the sales volume and the average sales unit price for fiscal year 2024 increase by 7.35% and 15.69%, respectively, compared to that for fiscal year 2023, contributing an increase of US$3.22 million in revenue. For stamping parts, the sales volume and the average sales unit price for fiscal year 2024 increased by 50.62% and 99.07%, respectively compared to that for fiscal year 2023, contributing an increase of US$1.68 million in revenue. The sales volume and the average sales unit price of both turned parts and stamping parts increased mainly due to the addition of AI-related projects and customers with premium pricing in 2024, particularly in stamping parts.

Cost of Revenues

Cost of revenue was US$24.24 million in fiscal year 2024, an increase of 34.43% from US$18.03 million in fiscal year 2023, which was mainly due to the increasing sales volume of products.

Gross Profit and Gross Profit Margin

Gross profit was US$13.57 million in fiscal year 2024, an increase of 23.09% from US$11.02 million in fiscal year 2023. Gross profit increased mainly due to the increased sales volume and the increased average sales unit price of turned parts and stamping parts.

Gross profit margin was 35.88% in fiscal year 2024, decreased from 37.93% in fiscal year 2023. The decrease was mainly due to (i) higher sales of lower-margin screws, exacerbated by increasing volume of free samples that reduced effective revenue per unit; (ii) reductions in unit price for screws to maintain the cooperative relationship with existing customers. However, the decline was partially offset by margin improvements in turned parts and stamping parts.

Total Operating Expenses

Total operating expenses were US$11.93 million in fiscal year 2024, an increase from US$4.74 million in fiscal year 2023.

•	General and administrative expenses were US$6.71 million in fiscal year 2024, an increase of 164.88% from US$2.53 million in fiscal year 2023, which was primarily attributable to (i) an increase of US$3.92 million in professional service fees due to increases of audit fee arising from the initial public offering and financing consulting fees, and (ii) an increase of US$0.34 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from business growth.

•	Selling and marketing expenses were US$4.71 million in fiscal year 2024, an increase of 169.08% from US$1.75 million in fiscal year 2023, which was primarily due to (i) an increase of US$2.21 million in sales commission resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, and (ii) an increase of US$0.55 million in freight costs for sale of products mainly due to expanded shipping demands for deliveries to overseas regions such as Taiwan, China, North America, Singapore and India, as business operations scaled up in 2024.

•	Research and development expenses were US$0.55 million in fiscal year 2024, an increase of 20.36% from US$0.46 million in fiscal year 2023, which was primarily attributable to an increase of US$0.11 million in salaries and benefits for research and development personnel due to an increase of employee headcounts resulting from business growth, and was partially offset by a decrease of US$0.02 million in material consumption as the types of products the Company developed in 2024 have a less material consumption than that in 2023.

Net Income

Net income was US$3.66 million in fiscal year 2024, a decrease of 52.37% from US$7.69 million in fiscal year 2023.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were US$0.06 in fiscal year 2024, compared to US$0.13 in fiscal year 2023.

Financial Condition

As of December 31, 2024, the Company had cash and cash equivalents of US$12.26 million, an increase from US$2.83 million as of December 31, 2023.

Net cash provided by operating activities in fiscal year 2024 was US$5.34 million, an increase from US$4.12 million in fiscal year 2023.

Net cash used in investing activities was US$2.80 million in fiscal year 2024, compared to net cash provided by investing activities US$1.29 million in fiscal year 2023.

Net cash provided by financing activities was US$6.75 million in fiscal year 2024, compared to net cash used in financing activities of US$2.95 million in fiscal year 2023.

Recent Development

On October 1, 2024, the Company completed its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$5.00 per ordinary share. On October 30, 2024, the underwriters of the Offering partially exercised their over-allotment option to purchase an additional 131,249 ordinary shares at the public offering price of US$5.00 per share. The gross proceeds were US$6.91 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on the Nasdaq Capital Market on September 30, 2024 under the ticker symbol “ZJK.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

ZJK Industrial Co., Ltd.

Phone: +86-755-28341175

Email: ir@zjk-industrial.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

ZJK Industrial Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	2,826,725	12,255,213
Restricted cash	1,075,047	797,241
Short-term investments	—	2,559,362
Accounts receivable, net	10,268,807	10,282,857
Accounts receivable-due from a related party	8,816,184	9,165,068
Inventories, net	4,765,742	7,316,029
Prepaid expenses and other current assets, net	503,914	872,753
Other receivables-due from related parties	277,786	249,235
Deferred initial public offering (“IPO”) costs	566,417	—
Total current assets	29,100,622	43,497,758

Non-current assets
Property, plant and equipment, net	5,596,699	6,668,612
Intangible assets, net	—	33,008
Operating lease right-of-use assets	522,148	1,242,524
Finance lease right-of-use assets	336,257	38,160
Construction in progress	41,200	—
Long-term investment	2,517,538	2,747,493
Deferred tax assets, net	165,969	397,691
Other non-current assets	—	1,146,010
Total non-current assets	9,179,811	12,273,498

TOTAL ASSETS	38,280,433	55,771,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,184	1,223,405
Accounts payable	11,094,287	14,998,590
Notes payable	475,541	1,903,194
Income tax payable	1,035,152	1,600,300
Accrued expenses and other current liabilities	841,402	2,051,588
Other payables-due to related parties	1,867,459	1,778,175
Operating lease liabilities, current	157,980	423,214
Finance lease liabilities, current	230,460	—
Other long-term debts, current	9,379	—
Total current liabilities	15,748,844	23,978,466

Non-current liabilities
Operating lease liabilities, non-current	290,684	755,395
Other long-term debts, non-current	20,321	—
Deferred tax liabilities	518,156	970,520
Total non-current liabilities	829,161	1,725,915

TOTAL LIABILITIES	16,578,005	25,704,381

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 60,000,000 and 61,381,249 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	1,000	1,023
Additional paid-in capital	1,792,559	7,060,050
Statutory surplus reserves	2,283,180	2,658,112
Retained earnings	18,644,082	21,951,873
Accumulated other comprehensive loss	(1,016,563)	(1,635,291)
Total ZJK Industrial Co., Ltd. shareholders’ equity	21,704,258	30,035,767
Non-controlling interests	(1,830)	31,108
Total shareholders’ equity	21,702,428	30,066,875

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,280,433	55,771,256

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023, the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023	2024
Revenues
Third-party sales	13,618,185	13,961,495	21,250,363
Related-party sales	11,174,044	15,093,811	16,559,102
Total revenues	24,792,229	29,055,306	37,809,465
Cost of revenues
Third-party sales	(8,084,957)	(9,486,512)	(12,281,086)
Related-party sales	(7,694,032)	(8,547,906)	(11,963,141)
Total cost of revenues	(15,778,989)	(18,034,418)	(24,244,227)
Gross profit	9,013,240	11,020,888	13,565,238

Operating expenses
Selling and marketing expenses	(928,339)	(1,750,877)	(4,711,294)
General and administrative expenses	(1,416,186)	(2,531,630)	(6,705,791)
Research and development costs	(487,543)	(455,398)	(548,122)
Gain from disposal of property, plant and equipment	95,250	78	34,878
Total operating expenses	(2,736,818)	(4,737,827)	(11,930,329)

Income from operations	6,276,422	6,283,061	1,634,909

Other income, net
Interest expenses	(124,104)	(109,003)	(15,085)
Interest income	17,521	18,239	113,736
Share of profits from equity method investment	1,956,797	2,335,281	2,622,348
Currency exchange gain	18,314	12,433	97,506
Other income, net	246,947	434,031	474,348
Total other income, net	2,115,475	2,690,981	3,292,853

Income before income tax provision	8,391,897	8,974,042	4,927,762
Income tax provision	(1,113,066)	(1,284,203)	(1,264,933)
Net income	7,278,831	7,689,839	3,662,829
Less: net loss attributable to non-controlling interests	(4,012)	(1,246)	(19,894)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,282,843	7,691,085	3,682,723

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	(758,083)	(460,025)	(618,728)
Foreign currency translation adjustment attributable to non-controlling interests	(190)	19	332
Total comprehensive income	6,520,558	7,229,833	3,044,433
Comprehensive loss attributable to non-controlling interests	(4,202)	(1,227)	(19,562)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	6,524,760	7,231,060	3,063,995

Earnings per share
Basic and Diluted*	0.12	0.13	0.06

Weighted average shares used in calculating earnings per share
Basic and Diluted*	60,000,000	60,000,000	60,336,800

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net income	7,278,831	7,689,839	3,662,829
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit loss	37	17,071	15,394
Depreciation of property, plant and equipment	387,005	504,370	560,846
Amortization of intangible assets	—	—	10,431
Amortization of operating lease right-of-use assets	236,053	286,220	347,177
Amortization of finance lease right-of-use assets	32,306	281,849	293,169
Interest expense of finance lease liabilities	—	13,794	4,346
Gain from disposal of property, plant and equipment	(95,250)	(78)	(34,878)
Provision for inventories	507,293	373,264	997,587
Share of profits from equity method investment	(1,956,797)	(2,335,281)	(2,622,348)
Provisions for deferred income tax	30,999	213,773	232,801
Changes in operating assets and liabilities:
Accounts receivable	(4,088,315)	(631,085)	(314,305)
Accounts receivable-due from a related party	(307,236)	(2,025,426)	(598,412)
Inventories	(3,648,954)	(427,290)	(3,717,561)
Prepaid expenses and other current assets	(55,527)	(378,164)	(388,242)
Other receivables-due from related parties	269,546	69,344	30,393
Loan receivables	222,163	—	—
Accounts payable	2,370,468	(124,132)	3,877,173
Notes payable	(12,534)	75,567	1,461,872
Income tax payable	750,305	96,368	602,170
Accrued expenses and other current liabilities	(1,126,723)	225,204	1,225,041
Other payables-due to related parties	264,225	548,398	44,578
Operating lease liabilities	(243,265)	(357,231)	(347,522)
Net cash provided by operating activities	814,630	4,116,374	5,342,539

Cash flows from investing activities:
Purchase of property, plant and equipment	(685,079)	(366,740)	(2,472,552)
Purchase of intangible assets	—	—	(43,926)
Payment of short-term investments	—	—	(2,597,076)
Purchase of construction in progress	(489,533)	—	—
Dividends received from long-term equity investment	884,867	1,863,561	2,319,218
Loans to related parties	—	(253,473)	(555,089)
Collection of loans to related parties	—	51,125	545,969
Net cash (used in)/provided by investing activities	(289,745)	1,294,473	(2,803,456)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,039,723	183,367	1,390,183
Repayments of short-term bank borrowings	(1,169,318)	(851,388)	(185,450)
Proceeds from long-term debts	49,320	—	—
Repayments of long-term debts	(57,018)	(1,750,598)	(29,314)
Repayments of financing lease liabilities	(60,056)	(377,467)	(231,814)
Proceeds from loans from related parties	—	282,104	—
Repayments of loans from related parties	—	(65,828)	(83,411)
Deferred IPO costs	(160,298)	(369,443)	(1,072,314)
Proceeds from IPO	—	—	6,906,245
Capital injection from a non-controlling shareholder of a subsidiary	—	—	52,500
Net cash (used in)/provided by financing activities	(357,647)	(2,949,253)	6,746,625

Effect of exchange rate changes	(114,868)	(76,136)	(135,026)

Net change in cash, cash equivalents and restricted cash	52,370	2,385,458	9,150,682

Cash, cash equivalents and restricted cash at the beginning of period	1,463,944	1,516,314	3,901,772
Cash, cash equivalents and restricted cash at the end of period	1,516,314	3,901,772	13,052,454

Supplemental disclosure of cash flow information:
Income tax paid	924,915	986,257	607,120
Interest expenses paid	96,775	71,606	8,164

Supplemental disclosures of non-cash activities:
Obtaining finance lease right-of-use assets in exchange for finance lease liabilities	201,219	457,731	—
Obtaining operating right-of-use assets in exchange for operating lease liabilities	—	455,499	1,100,660
Offset additional paid in capital with deferred IPO costs	—	—	566,417
Acquiring property, plant and equipment transferred from construction in progress	3,371,592	50,132	66,965
Acquiring property, plant and equipment in exchange for accounts payable	498,577	427,015	392,199
Obtaining long-term equity investment by property, plant and equipment investment	366,495	—	—